

Mail Stop 3561

November 8, 2017

Jack A. Scott
Chief Executive Officer
Spindle Inc.
1201 S. Alma School Rd., Suite 12500
Mesa, Arizona 85210

> **Re:** **Spindle Inc.**
> **Form 10-Q for the Period Ended June 30, 2017**
> **Response Dated November 6, 2017**
> **File No. 0-55151**

Dear Mr. Scott:

We have reviewed your November 6, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2017 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 7 – Other Intangible Assets, page 12

1. We read your response to comment 6 and we reissue our previous comment. We understand that you did not recognize the fair value the contingent consideration payable to CoverCake, Inc. because the actual payout is not currently determinable beyond a reasonable doubt. Please explain to us why you are unable to estimate the fair value of the contingent consideration. Please refer to ASC 805-50-30-1.

<u>Condensed Statements of Cash Flows, page 6</u>

2. We reviewed your response to comment 5 and Exhibit A. In future filings please provide information about all investing and financing activities that affect recognized assets and liabilities but that do not result in cash receipts or cash payments. The disclosures may be either narrative or summarized in a schedule and they should clearly relate the cash and noncash aspects of transactions involving similar items. Please refer to ASC 230-10-50-3.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products